UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 5
to
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NXP Semiconductors N.V.
(Name of Subject Company)

Elliott Associates, L.P.
Elliott International, L.P.
Paul E. Singer
Elliott Capital Advisors, L.P.
Elliott Special GP, LLC
Braxton Associates, Inc.
Elliott Asset Management LLC
Elliott International Capital Advisors Inc.
Hambledon, Inc.
Elliott Management Corporation
The Liverpool Limited Partnership
Liverpool Associates Ltd.
Elliott Advisors (UK) Limited
Manchester Securities Corp.
(Name of Person(s) Filing Statement)

Common Shares, par value EUR 0.20 per share
(Title of Class of Securities)
N6596X109
(CUSIP Number of Class of Securities)
Richard M. Brand, Esq.
Braden K. McCurrach, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
 (212) 504-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by the undersigned on December 11, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the Tender Offer by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (the “Purchaser”), a wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO, filed by the Purchaser with the SEC on November 18, 2016, to purchase all outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”), at a price of $110.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the Purchaser’s Offer to Purchase dated November 18, 2016, and in the related Letter of Transmittal.
The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 5 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 4.      The Solicitation or Recommendation.

Item 4 is hereby amended to add the following:

On February 16, 2018, the Filing Persons issued a press release and an investor presentation reaffirming their views on the valuation of NXP, copies of which are filed as Exhibit 11 and Exhibit 12, respectively, and are incorporated by reference herein.

Item 9.      Exhibits.

Item 9 is hereby amended to add the following:

   11           Press Release, dated February 16, 2018
   12                             Investor Presentation, dated February 16, 2018

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: February 16, 2018
ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner

By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT CAPITAL ADVISORS, L.P.

By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT SPECIAL GP, LLC

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

BRAXTON ASSOCIATES INC.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT ASSET MANAGEMENT LLC

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

HAMBLEDON, INC.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT MANAGEMENT CORPORATION

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

THE LIVERPOOL LIMITED PARTNERSHIP

By:	Liverpool Associates, Ltd., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

LIVERPOOL ASSOCIATES LTD.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

MANCHESTER SECURITIES CORP.

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT ADVISORS (UK) LIMITED

By:	/s/ Gordon Singer
Name: Gordon Singer
Title: Director

/s/ Paul E. Singer
Paul E. Singer